EXHIBIT 21.1

Subsidiaries of Exmar Energy Partners LP

Subsidiary	Ownership Interest	Jurisdiction of Formation
Exmar Energy Hong Kong Ltd	100%	Hong Kong
Solaia Shipping L.L.C.	50%	Liberia
Excelerate NV	50%	Belgium
Excelsior BVBA	50%	Belgium
Explorer NV	50%	Belgium
Express NV	50%	Belgium
Exmar Energy Netherlands BV	100%	Netherlands